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Ceridian Corporation
3311 East Old Shakopee Road
Minneapolis, Minnesota 55425
952/853-4077
Fax: 952/853-3413
william.e.mcdonald@ceridian.com


November 22, 2000

VIA FACSIMILE AND EDGAR


Filer Support, EDGAR
Attn: Gladys Pearsall
U.S. Securities and Exchange Commission
Operations Center, Stop 0-7
6432 General Green Way
Alexandria, VA  22312

RE: REGISTRATION STATEMENT ON FORM 10-12B - NEW CERIDIAN CORPORATION CIK NUMBER - 1124887

Dear Sir/Madam:

On behalf New Ceridian Corporation, New Ceridian respectfully requests the withdrawal of our Registration Statement on Form 10-12B, as filed with the Securities and Exchange Commission on September 27, 2000. In the absence of this withdrawal request, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, this Registration Statement on Form 10-12B would automatically go effective by lapse of time within 60 days of September 27, 2000. As the Commission has not completed its review and clearance of this registration statement before the expiration of this 60 day period, the Commission has advised us to withdraw this Registration Statement on Form 10-12B and to refile a new Registration Statement on Form 10-12B that is responsive to the Commission's remaining comments. We currently anticipate refiling a new Registration Statement on Form 10-12B with the Commission in December 2000 that is responsive to the Commission's remaining comments.

If you have any questions regarding this request, please call me at
(952)853-4077.

Very truly yours,

/s/ William E. McDonald

William E. McDonald
VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL AND DEPUTY SECRETARY

cc:  Grace Lee